MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

April 30, 2009

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

April 30, 2009 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Alternext), being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced that Pac Rim Cayman LLC (“Pac Rim”), a Nevada corporation and a wholly-owned subsidiary of the Company has today filed international arbitration proceedings against the Government of El Salvador (the “Government”) under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”) (collectively, the “Enterprises”). Pac Rim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration. Pac Rim will be seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

Item 5	Full Description of Material Change

Pac Rim Cayman LLC (“Pac Rim” or the “Company”), a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (“Pacific Rim”) has today filed international arbitration proceedings against the Government of El Salvador (the “Government”) under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”) (collectively, the “Enterprises”). The Company has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration. The Company will be seeking award of damages in the hundreds of millions of dollars from the Government for its multiple breaches of international and Salvadoran law.

Basis of Claim

Since 2002 PRES and then later DOREX have been exploring, discovering and delineating gold deposits in El Salvador. As a result of these efforts and at the initial invitation and encouragement of the Government, the Company and the Enterprises have developed precious metal assets and acquired rights much higher in value than their investment of over US$ 77 million that has been made in El Salvador. The Company and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the Government has failed to fulfill its obligations.

The Company’s claims under CAFTA are based on the Government’s breaches of international and Salvadoran law arising out of the Government’s improper failure to finalize the permitting process as it is required to do and to respect the Company’s and the Enterprises’ legal rights to develop mining activities in El Salvador. This conduct by the Government of El Salvador has resulted in a significant loss to the Company and the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Enterprises’ El Dorado gold project located in the department of Cabañas, was submitted to the Government in its final form more than two and a half years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the Government has not met its responsibility to issue the Enterprises the permits necessary to advance the project to the final step of full production.

Arbitration Process

A Notice of Intent to Arbitrate was served on the Government in December 2008. With today’s filing, the Company has formally commenced arbitration against the Government of El Salvador under CAFTA. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately two to three years.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

April 30, 2009